U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                           FORM 12B-25
                   NOTIFICATION OF LATE FILING




                           (Check One):

[   ]  Form 10-K of Form 10-KSB    [   ] Form 20-F    [   ] Form 11-K
[ X ]  Form 10-Q or Form 10-QSB    [   ] Form N-SAR


          For the Period Ended : April 30, 2000

          [   ]     Transition Report on Form 10-K or Form 10-KSB
          [   ]     Transition Report on Form 20-F
          [   ]     Transition Report on Form 11-K
          [   ]     Transition Report on Form 10-Q [or Form 10-QSB]
          [   ]     Transition Report on Form N-SAR

          For the Transition Period Ended :



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:











Page 1 of 3 sequentially numbered pages
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                Part I - Registration Information

                      THE CASTLE GROUP, INC.
                    (Full Name of Registrant)

                      745 Fort Street #1000
                      Honolulu, Hawaii 96813
             (Address and Principal Executive Office)


                Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [ x ]     (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated without unreasonable effort or expense;

     [ x ]     (b)  The subject annual report, semi-annual report,
                    transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or
                    Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [   ]     (c)  The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.


                        Part III-Narrative

The Company purchased 100% of the oustanding stock of Hawaii Reservations Center Corp. on April 30, 2000 and is in the process of finalizing the balance sheet of Hawaii Reservations Center Corp. so that it can be consolidated with the Company. The Company shall file form 10-QSB for the nine months ended April 30, 2000 within five calendar days (by June 19, 2000).











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                    Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification.

  Michael S. Nitta                             (808) 524-0900
---------------------                        ------------------
     (Name)                                  (Telephone Number)

(2)  Have all other periodic reports required     [x] Yes   [ ] No
     under Section 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the
     Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)been filed? If the answer is no identify report(s).

(3)  Is it anticipated that any significant       [ ] Yes  [x] No
     change in results of operation from the
     corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      THE CASTLE GROUP, INC.
         (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     June 15, 2000            By     /s/ Michael S. Nitta
                                     ------------------------------
                                      Michael S.  Nitta
                                      Chief Financial Officer


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